Mail Stop 6010

November 29, 2006

VIA U.S. MAIL AND FACSIMILE (508-650-8951)

Mr. Lawrence C. Best
Chief Financial Officer and Executive Vice-President –
Finance and Administration
Boston Scientific Corporation
One Boston Scientific Place
Natick, Massachusetts 01760-1537

      Re: Boston Scientific Corporation
              Form 10-Q for the Quarterly Period Ended September 30, 2006
              Forms 8-K dated September 21, and October 18, 2006
              File No. 001-01043

Dear Mr. Best:

      We have reviewed your filings and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the Quarterly Period Ended September 30, 2006

Financial Information, page 3

Note B. Guidant Acquisition and Abbott Transaction, page 6

Guidant Acquisition, page 6

1.   Please tell us and disclose in future filings the method and significant assumptions used to value the 577 million shares of common stock issued in connection with your acquisition of Guidant, consistent with paragraph 51(d) of SFAS 141. Please tell us how your valuation considered paragraphs 20 - 24 of SFAS 141 and EITF 99-12.

Abbott Transaction, page 7

2.   You disclose that Abbott purchased approximately 65 million shares of common stock from you for $1.4 billion, or $21.66 per share. Under your agreement, Abbott must sell all of these shares no later than 30 months following April 21, 2006. Abbott must then apply a portion of the net proceeds from the sale of the shares in excess of specified amounts, if any, to reduce the principal amount of the loan that Abbott made to you. You refer to this as the "sharing of proceeds feature." We note that you are accounting for this feature at its fair value and recorded an asset for $102 million at the date of sale. Your are re-valuing this asset each reporting period at fair value with changes in the fair value reflected as a gain or loss within other non-operating income and expense and will continue to do so until all of the shares are sold by Abbott. Please tell us and disclose in future filings the method and significant assumptions used to determine the initial and subsequent fair value of this feature. In addition, tell us the accounting literature that you applied to this transaction and why. Include a discussion of all of the significant terms of the sale as well as those of the loan. Please also discuss how you account for any actual sharing of proceeds, which results in a reduction to the principal amount of your loan.

3.   We note that approximately 18 months following the Abbott transaction closing, you will issue to Abbott additional shares of common stock with an aggregate value up to $60 million to "reimburse Abbott for the cost of borrowing $1.4 billion to purchase the shares" of your common stock. You recorded the full value of the $60 million of stock that may be issued as a liability assumed in connection with the sale of Guidant's vascular intervention and endovascular solutions businesses to Abbott. Please tell us in more detail about your accounting and valuation for this transaction. Cite the accounting literature upon which you relied and how you applied that literature to your facts and circumstances. Please tell us why you include this term as part of Guidant's sale to Abbott and not part of your sale of common stock to Abbott.

Purchased Research and Development, page 11

4.   In future filings please disclose all of the significant assumptions underlying your valuation method for the IPR&D. For example, disclose the periods in which you expect material cash inflows to commence.

5.   You disclose that IPR&D includes $369 million related to the estimated fair value of "two potential milestone payments of up to $500 million that may be received from Abbott upon receipt of certain regulatory approvals by the vascular intervention and endovascular solutions businesses it acquired from Guidant." The milestone payments relate to approvals in the U.S and Japan to market and sell "an everolimus-eluting stent." You disclose that you recorded the amounts as IPR&D because "the receipt of the payments is dependent on future research and development activity and regulatory approvals, and the asset has no alternative future use as of the acquisition date." You also disclose that if you receive any milestone payments, you will record them "as a gain" in your financial statements when received. Please discuss the basis for your accounting under U.S. GAAP and cite the accounting literature upon which you relied and how you applied that literature to your facts and circumstances.

Form 8-K dated September 21, 2006

6.   We note your inclusion of certain non-GAAP financial measures in the press release included in Exhibit 99.1. Under Regulation G, whenever you publicly disclose material information that includes a non-GAAP financial measure, you must accompany that non-GAAP financial measure with a reconciliation (by schedule or other clearly understandable method), which is quantitative. With regard to the quantitative reconciliation of non-GAAP financial measures that are forward-looking, Regulation G requires a schedule or other presentation detailing the differences between the forward-looking non-GAAP financial measure and the appropriate forward-looking GAAP

financial measure. If the GAAP financial measure is not accessible on a forward-looking basis, you must disclose that fact and provide reconciling information that is available without an unreasonable effort. Furthermore, you must identify information that is unavailable and disclose its probable significance. Please revise future filings to comply or tell us why the current disclosure complies.

Form 8-K dated October 18, 2006

7.   We note that you present certain non-GAAP financial measures. If you continue to present non-GAAP information, Item 2.02 of Form 8-K requires that disclosures "furnished" include information that complies with the disclosure requirements of Item 10(e)(1)(i) of Regulation S-K. Accordingly, in addition to the reconciliation for each non-GAAP measure, you must also provide statements disclosing the reasons why management believes presentation of each of the individual non-GAAP measures provide useful information to investors regarding your financial condition and results of operations. Those disclosures should be specific and substantive to each individual measure and the items that you include or exclude from that measure. Refer to SEC Release 33-8176 and also Question 8 of the FAQ Regarding the Use of Non-GAAP Financial Measures, dated June 13, 2003. Please confirm that you will revise your Forms 8-K in future periods to provide all of the disclosures required by Item 10(e)(1)(i) for each non-GAAP measure presented. For example, in your explanation of the reasons for presenting the non-GAAP measure you refer to making adjustments for items that are "highly variable and difficult to predict." This explanation appears overly broad and may not be appropriate for describing the reasons for some of your adjustments such as the recurring amortization of intangible assets. Your explanation should also address the reasons for all items presented as adjustments such as the litigation charge for $598 million in 2005.

8.   Under Question 8 the FAQ Regarding the Use of Non-GAAP Financial Measures, dated June 13, 2003, "companies should never use a non-GAAP financial measure in an attempt to smooth earnings." While you are not prohibited from removing a recurring item from your non-GAAP financial measure, you must meet the burden of demonstrating the usefulness of any measure that excludes recurring items, especially if the non-GAAP financial measure is used to evaluate performance. In addition, inclusion of such a measure may be misleading absent the following disclosure:

·   the manner in which management uses the non-GAAP measure to conduct or evaluate its business;

·   the economic substance behind management's decision to use such a measure;

· the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;

· the manner in which management compensates for these limitations when using the non-GAAP financial measure; and

· the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

Please note that similar considerations may apply under Item 12 of Form 8-K.

9. Please tell us and disclose in future filings how you determined the constant currency basis percentages presented in the tables and whether these amounts were calculated in accordance with U.S. GAAP.

As appropriate, please revise future filings and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 or me at (202) 551-3676 if you have any questions regarding these comments.

Sincerely,

Brian Cascio
Accounting Branch Chief